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                              July 21, 2021

       Karan Puri
       Chief Executive Officer
       Vahanna Tech Edge Acquisition I Corp.
       144 East 44th Street, 8th Floor
       New York, NY 10017

                                                        Re: Vahanna Tech Edge
Acquisition I Corp.
                                                            Amendment No 1 to
Draft Registration Statement on Form S-1
                                                            Submitted on June
30, 2021
                                                            CIK No. 0001868640

       Dear Mr. Puri:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this comment and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed on June 24, 2021

       Capitalization , page 89

   1. We note that you are offering 20,000,000 Class A shares as part of your initial public offering of units, but
footnote 3 suggests you will show less than all Class A ordinary shares subject to
possible redemption in your Capitalization table. Please tell us how you considered the guidance
in ASC 480-10-S99-3A, which requires securities that are
                                                        redeemable for cash or
other assets to be classified outside of permanent equity if they are redeemable (1) at a
fixed or determinable price on a fixed or determinable date, (2) at the option of the holder,
or (3) upon the occurrence of an event that is not solely within the control of the holder,
in concluding that all 20,000,000 Class A shares were not required to be presented outside
of permanent equity and part of shares subject to possible
                                                        redemption.
 Karan Puri
Vahanna Tech Edge Acquisition I Corp.
July 21, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameKaran Puri
                                                             Division of
Corporation Finance
Comapany NameVahanna Tech Edge Acquisition I Corp.
                                                             Office of Real
Estate & Construction
July 21, 2021 Page 2
cc:       David A. Sakowitz
FirstName LastName